33-1,Shiba 3-chome,Minato-ku,Tokyo 105-8574,Japan
TEL: (03) 5232-3331
TELEX:TRUSTMIT J26397 SWIFT Address:MTRBJPJT



November 8, 2006

Office of [illegible] Corporate Finance
[illegible] Finance
[illegible] Commission



The Chuo Mitsui Trust and Banking Company, Limited
Information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934
File No.82-4677

SUPPL

Ladies and Gentlemen:

The Chuo Mitsui Trust and Banking Company, Limited, a bank organized as a joint stock company under the law of Japan (the "Bank"), pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934, as amended (the "Act"), hereby furnishes the following press release documents to the Commission:

**Notice of Mitsui Trust Holdings, Inc. acquisition of Mitsui Asset Trust & Banking Co., Ltd. as a wholly-owned subsidiary, through a share exchange**

All information and documents submitted herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

Please acknowledge receipt of this letter by stamping the enclosed copy and returning it.

Yours very truly,

For and on behalf of
The Chuo Mitsui Trust & Banking Co., Ltd.



Nobuaki Minei
Senior Manager
Global Finance Department
Phone: 81-3-5232-1056
Facsimile:81-3-5232-4479

November 1, 2006

To Whom It May Concern:

Mitsui Trust Holdings, Inc.
Code No.: 8309

# Notice of Mitsui Trust Holdings, Inc. acquisition of Mitsui Asset Trust & Banking Co., Ltd. as a wholly-owned subsidiary, through a share exchange

Mitsui Trust Holdings, Inc. ("the Company") hereby announces that at a meeting of the board of directors on November 1, 2006, the Company has resolved to acquire all outstanding shares of its group affiliate, Mitsui Asset Trust & Banking Co., Ltd. ("MATB") through a share exchange, effective November 28, 2006, to make MATB a wholly-owned subsidiary. The Company has concluded a share exchange agreement today with MATB under the terms outlined below.

1. Objective of share exchange

In order to further enhance management of the corporate group, the Company resolved in principle, in September 2006, to acquire all outstanding shares of MATB, and thereby make it a wholly-owned subsidiary. To this end the Company has been acting to acquire MATB shares held by outside shareholders. As of October 31, 2006, the Company has purchased 88,800 shares in MATB (14.80% of the total shares outstanding), giving the Company a 99.20% stake. The Company resolved to conduct a share exchange in order to acquire the remaining shares, and make MATB a wholly-owned subsidiary.

2. Terms of share exchange

(1) Schedule of share exchange

| | |
|---|---|
| November 1, 2006 | The board of directors' meeting to approve share exchange agreement (both the Company and MATB) |
| November 1, 2006 | Signing of share exchange agreement |
| November 28, 2006 (plan) | Effective date of share exchange |
| November 28, 2006 (plan) | Date of issuance of share certificates |

In accordance with the provision of Article 796-3 of the Company Law of Japan (a "simple share exchange") as for the Company, and Article 784-1 of the Company Law of Japan (a "summary share exchange") as for MATB, we don't plan to submit the share-exchange agreement for approval at the ordinary general meetings of shareholders.

(2) Share exchange ratio

| | the Company (Parent company) | MATB (Wholly-owned subsidiary) |
|---|---|---|
| Share exchange ratio | 1 | 316.31 |

Notes:

1. Share exchange ratio

   The share exchange ratio has been set at 316.31 shares of the Company's common stock for 1 share of MATB common stock. There will be no allotment for the exchange of shares already in the possession of the Company.

2. Basis for calculation of the share exchange ratio

   The share exchange ratio was calculated on the basis of market value, using the market price of the Company's shares and an appraised corporate value for MATB determined by a third party – Merrill Lynch Japan Securities Co., Ltd. – and set after consultations with all concerned parties.

   If there is any substantial change in the underlying conditions used to calculate the aforementioned share exchange ratio, the ratio may be changed on the basis of consultations with all concerned parties.

3. Results, methodology and basis for the calculation by third-party financial institutions

   To calculate the corporate value of MATB, Merrill Lynch Japan Securities Co., Ltd. adopted a discounted cash flow (DCF) method as well as a similar company comparison method assuming certain conditions are met. The market value for the Company was determined using the market value method, based on the average closing price of the Company's shares on the Tokyo Stock Exchange, over the preceding one month. Based on a comprehensive evaluation of these results, the Company calculated the aforementioned share exchange ratio.

(3) New share allotment to cover the share exchange, etc.

The number of common shares is 1,518,288. The Company will use it's own shares to cover the allotment of shares for the share exchange with MATB shareholders, rather than issuing any new shares.

(4) Cash payment for the share exchange

There will be no cash payment for the share exchange.

(5) Handling of MATB Stock subscription rights and convertible bonds with new stock subscription rights

No outstanding stock subscription rights or convertible bonds with new stock subscription rights have been issued.

(6) Summary of accounting procedures to address the share exchange

(a) Categorization of accounting for corporate consolidation

Under transactions conducted by group management, the accounting method for trades with minority shareholders will be adopted.

(b) Impact on profit/loss

The impact on profit/loss is expected to be minimal.

3. Outline of the Company and MATB

| | | Parent company (the Company) | Wholly-owned subsidiary (MATB) |
|---|---|---|---|
| Company name | | Mitsui Trust Holdings, Inc. | Mitsui Asset Trust & Banking Co., Ltd. |
| Business content | | Financial holding company | Trust bank |
| Date of establishment | | February 1, 2002 | December 28, 1995 |
| Head office location | | 33-1, Shiba 3-chome, Minato-ku, Tokyo | 23-1, Shiba 3-chome, Minato-ku, Tokyo |
| Representative | | President: Kazuo Tanabe | President: Tadashi Kawai |
| Capital stock (*1) | | 261,579 million yen | 11,000 million yen |
| Number of shares issued and outstanding (*1) | | 905,275 thousands of shares (Common stock)<br>250,156 thousands of shares (Preferred stock) | 600 thousands of shares |
| Net assets (*2) | | 565,676 million yen | 45,847 million yen |
| Total assets (*2) | | 670,411 million yen | 168,397 million yen |
| Fiscal year end | | March 31 | March 31 |
| Number of employees (*2) | | 52 | 708 |
| Principal customers | | None | Public pension, Corporate pension (including business corporations) etc. |
| Major shareholders and percentage of total shares | | Japan Trustee Services Bank, Ltd. (Trust account) 6.06%<br><br>The Chase Manhattan Bank, NA London 5.36%<br><br>The Master Trust Bank of Japan, Ltd. (Trust account) 3.17%<br><br>Goldman Sachs International 1.72%<br><br>Japan Trustee Services Bank, Ltd. (Re-trusted by MATB. Composite trust account held for Toyota Motor Corporation) 1.68%<br><br>(As of September 30, 2006, Shareholders of common stock) | Mitsui Trust Holdings, Inc. 99.20%<br><br>Other shareholders 0.80%<br><br>(As of October 31, 2006) |
| Significant relationship | Capital | The Company owns 99.20% of shares of MATB as of October 31, 2006. | |
| | Human resources | President of MATB serves concurrently as Director of the Company. | |
| | Transactions | The Company, as a holding company, leads and manages the administration of MATB. | |

*1 As of September 30, 2006 *2 As of March 31, 2006

Financial results of the past 3 fiscal years

| | Parent Company (the Company) | | | Wholly-owned subsidiary (MATB) | | |
|---|---|---|---|---|---|---|
| Fiscal year end | FY 2003 (March, 2004) | FY 2004 (March, 2005) | FY 2005 (March, 2006) | FY 2003 (March, 2004) | FY 2004 (March, 2005) | FY 2005 (March, 2006) |
| Ordinary Income (yen in millions) | 16,092 | 48,976 | 25,553 | 42,804 | 46,422 | 48,833 |
| Ordinary Profit (yen in millions) | 5,497 | 37,997 | 20,026 | 6,697 | 16,930 | 20,979 |
| Net Income (yen in millions) | 5,342 | 37,953 | 19,983 | 4,624 | 10,143 | 12,604 |
| Net Income per common share (yen) | 0.07 | 39.69 | 17.87 | 7,707.48 | 16,905.23 | 21,008.27 |
| Dividend per common share (yen) | 2.50 | 2.50 | 4.00 | 12,500 | 16,500 | 16,500 |
| Shareholders' equity per common share (yen) | 103.71 | 140.53 | 155.75 | 67,511.47 | 71,911.73 | 76,411.98 |

4. Conditions following the share exchange

(1) Trade names, content of business activities, location of Head offices and company representatives

There will be no changes to the trade names, the content of business activities, the location of Head offices or the representatives of either company.

(2) Registered capital

The aforementioned share exchange will not cause any increase in the Company's registered capital.

(3) Impact on financial results

The impact of the aforementioned share exchange on the Company's consolidated financial results is expected to be minimal.

**For inquiries concerning this matter, please contact:**
Mitsui Trust Holdings, Inc.
Public Relations Group
Planning and Coordination Department
Phone: 81-3-5232-8827